UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
(Full title of the Plan)

LIBERTY GLOBAL PLC
(Issuer of the securities held pursuant to the Plan)

Griffin House, 161 Hammersmith Rd, London, United Kingdom
W6 8BS
(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Liberty Global 401(k) Savings and Stock Ownership Plan
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2018 and delinquent participant contributions for the year ended December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ACM LLP

We have served as the Plan’s auditor since 2006.

Denver, Colorado
June 26, 2019

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2018	2017

Investments, at fair value:
Money market funds	$3,342,521	$1,812,515
Mutual funds	30,037,174	35,463,889
Employer shares	8,153,164	13,038,654
Equity securities	708,212	1,121,607
Total investments	42,241,071	51,436,665
Notes receivable from participants	203,680	197,118
Employer contributions receivable, net of forfeitures	316,561	395,066
Employee contributions receivable	48,112	—
Receivables in transit from unsettled trades	—	6,714
Net assets available for Plan benefits	$42,809,424	$52,035,563

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2018

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,748,382
Employer, net of forfeitures applied	1,497,339
Rollovers	21,397
Total contributions	3,267,118
Investment income (loss):
Net depreciation in fair value of investments	(10,029,483)
Interest and dividends	2,413,098
Total investment loss, net	(7,616,385)
Interest income on notes receivable from participants	9,076
Distributions to participants and notes deemed distributed	(4,911,755)
Revenue sharing, fees and expenses, net	25,807
Net decrease in net assets available for Plan benefits	(9,226,139)
Net assets available for Plan benefits, beginning of year	52,035,563
Net assets available for Plan benefits, end of year	$42,809,424

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2018

(1)    Description of the Plan

The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. Liberty Global, Inc. (LGI) is a subsidiary of Liberty Global plc (Liberty Global), a public limited company organized under the laws of England and Wales. LGI, as the Plan sponsor, reserves the right to amend the Plan at any time. In these notes, the term “Liberty Global” may refer, as the context requires, to Liberty Global plc or collectively to Liberty Global plc and its subsidiaries.

Prior to the completion of the Split-off Transaction (as defined and described below), Liberty Global’s authorized share capital included Liberty Global Class A, Class B and Class C ordinary shares (collectively, the Liberty Global Shares) and LiLAC Class A, Class B and Class C ordinary shares (collectively, the LiLAC Shares).

On December 29, 2017, in order to effect the split-off of the entities associated with its businesses in Latin America and the Caribbean (collectively, the LiLAC Group) (the Split-off Transaction), Liberty Global distributed to holders of its LiLAC Shares at December 29, 2017, as a dividend, (i) one Class A common share of Liberty Latin America Ltd. (Liberty Latin America) for each Class A LiLAC ordinary share, (ii) one Class B common share of Liberty Latin America for each Class B LiLAC ordinary share and (iii) one Class C common share of Liberty Latin America for each Class C LiLAC ordinary share (the Distribution). Just prior to the completion of the Split-off Transaction, all of the businesses, assets and liabilities of the LiLAC Group were transferred to Liberty Latin America, which was then a wholly-owned subsidiary of Liberty Global. Following the Distribution, the LiLAC Shares were redesignated as deferred shares (with virtually no economic rights) and Liberty Latin America became an independent publicly-traded company that is no longer consolidated by Liberty Global. In connection with the Split-off Transaction, the employer matching contribution amounts of certain Liberty Latin America employees became fully vested.

These financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through June 26, 2019, the date of issuance.

General

The Plan was established January 1, 1994 and is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates. It was last amended in May 2017.

Eligibility

Employees of LGI and designated 80% or more owned subsidiaries of LGI are eligible to participate in the Plan. Employees under a collective bargaining agreement, leased employees, part-time employees and interns with less than 1,000 hours of service are not eligible to participate in the Plan.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2018

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions, Roth deferral contributions or a combination of pre-tax and Roth deferral contributions to the Plan of up to 75% of their eligible compensation, as defined in the Plan document. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution elections on the first day of every month. Liberty Global may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Liberty Global reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). During 2018, participant elective pre-tax and Roth deferral contributions were limited to $18,500 and combined participant and employer contributions per participant were limited to $55,000. Catch-up contributions for individuals age 50 and over were limited to $6,000 during 2018.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the Fidelity Cash Reserves Money Market Fund accounts, which are used by Fidelity for managing contributions, and funds holding Liberty Latin America common shares. All employer matching contributions are made in Liberty Global Class C ordinary shares, irrespective of the form in which Liberty Global elects to satisfy the receivable. Liberty Global Class A and Liberty Global Class C ordinary shares contributed by the employer can be transferred by participants to any investment in the Plan, except for the Fidelity Cash Reserves Money Market Fund accounts and funds holding Liberty Latin America common shares, which are not open for investment. Employer contributions that are not directed by the participant remain in Liberty Global Class C ordinary shares.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated, plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account and principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are used to offset future matching contributions and to pay Plan administrative expenses other than participant loan fees (if any). During 2018 and 2017, forfeitures of nil and $20,000, respectively, were used to offset employer contributions. Unallocated forfeitures available as of December 31, 2018 and 2017 were $31,018 and $3,430, respectively. On December 31, 2018, the employer contributions receivable recorded in the statement of net assets available for Plan benefits is net of forfeitures applied of $26,990.

Investment Options

As of December 31, 2018, the Plan had various investment options, including 28 mutual funds, two employer share funds and one money market fund. Plan participants may change investment options on any day that the applicable exchange is open for trading. Plan participants may not invest in the Fidelity Cash Reserves Money Market Fund or funds holding Liberty Latin America common shares.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability and financial hardship (as defined in the Plan document) or termination of employment. Distributions and other withdrawals are processed

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2018

on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer shares may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria are met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	66%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to total disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. The Plan Committee (as defined in the Plan document) determines the Plan’s valuation policies utilizing information provided by the investment advisors, the custodian, and the Trustee. For additional information, see note 3.

Net appreciation or depreciation in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2018

 Income Taxes

The Plan has adopted a Fidelity “volume submitter” plan. Fidelity received an IRS advisory letter for the volume submitter plan on March 31, 2014, stating that the Plan is qualified and the trust is tax-exempt. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States (U.S. GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded, as of December 31, 2018 and 2017, that there are no uncertain tax positions taken or expected to be taken, which would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Voting Rights of Liberty Global Ordinary Shares

Fidelity holds Liberty Global ordinary shares on behalf of the Plan. Each participant or beneficiary of a deceased participant has the right to direct the Trustee as to the manner of voting with respect to the Liberty Global ordinary shares that have been allocated to the respective participant’s account. For all other investments in the Plan, Fidelity has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan administrator deems the the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to offset future employer matching contributions, and then to pay Plan expenses, if any, except for participant loan, distribution or asset-based fees, which are paid by the respective participants. Other administrative expenses of the Plan are paid directly by LGI and, accordingly, are not included in the Plan financial statements. No Trustee or record keeping fees were paid to Fidelity through the forfeiture account during 2018. Loan, distribution and asset-based fees paid by participants were $13,588 during 2018.

Proceeds from revenue sharing, as described below under Related-party/Party-in-Interest Transactions, may be used to offset Plan expenses incurred by participants. For Form 5500 reporting, this amount has been reflected separately from Plan expenses and included as other income.

Payment of Benefits

Benefits are recorded when paid.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2018

Contributions

Participant contributions and related employer contributions are recognized during the period in which the respective payroll deductions are made.

Related-party/Party-in-interest Transactions

Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain mutual funds and money market funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. In addition, the Plan includes two employer share funds. Purchases and sales for the year ended December 31, 2018 with respect to these employer share funds are set forth below:

	Purchases	Sales

Liberty Global Class A Ordinary Shares Fund	$33,729	$(37,036)
Liberty Global Class C Ordinary Shares Fund	1,506,501	(1,185,594)
Total	$1,540,230	$(1,222,630)

Notes receivable from participants are also party-in-interest transactions.

Each of the Plan’s mutual funds pays investment management fees, and many of these mutual funds may receive income in the form of revenue sharing based on the performance of the fund. These amounts are added to or deducted from the net asset value of the shares of each mutual fund held by the Plan and are reflected in the net fees and expenses of those funds. Such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. During 2018, the aggregate revenue sharing amount received by the Plan was $38,455, which was allocated to participant accounts as prescribed in the Plan agreement.

(3)    Fair Value Measurements

U.S. GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2018, no such transfers were made.

The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds, equity securities and employer shares. As of December 31, 2018 and 2017, all Plan investments were measured at fair value. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)
December 31, 2018

A summary of Plan investments measured at fair value is as follows:

	Quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2018	2017

Mutual funds	$30,037,174	$35,463,889
Employer shares	8,153,164	13,038,654
Equity securities	708,212	1,121,607
Money market funds	3,342,521	1,812,515
Total	$42,241,071	$51,436,665

(4)    Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds, (ii) ordinary shares of Liberty Global and (iii) common shares of Liberty Latin America. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Liberty Global Shares are also exposed to risks specific to Liberty Global. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the ordinary shares of Liberty Global represented 19% and 25% of the net assets available for Plan benefits as of December 31, 2018 and 2017, respectively. Accordingly, price fluctuations in the ordinary shares of Liberty Global can have a significant impact on the Plan’s net assets available for Plan benefits.

(5)    Reconciliations of Financial Statements to Form 5500

The following are reconciliations of (i) investments and (ii) total investment loss, net, per the accompanying financial statements to Form 5500:

	December 31,
	2018	2017

Total investments per the accompanying financial statements	$42,241,071	$51,436,665
Adjustment to show notes receivable from participants as an investment	203,680	197,118
Total investments per Form 5500 (unaudited)	$42,444,751	$51,633,783

	Year ended December 31, 2018

Total investment loss, net, per the accompanying financial statements	$(7,616,385)
Adjustment to show interest income on notes receivable from participants as investment income	9,076
Total investment loss, net, per Form 5500 (unaudited)	$(7,607,309)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, Part IV, Line 4i
EIN 46-1947033, Plan Number 001
December 31, 2018
Supplemental Schedule I

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value

*	Liberty Global Class C ordinary shares	Ordinary shares	365,915	$7,552,475
	iShares Total U.S. Stock Market Index Fund K	Mutual fund	332,402	3,932,318
	American Funds Growth Fund of America Class R6	Mutual fund	91,009	3,890,646
	Vanguard Treasury Money Market Fund	Money market fund	3,340,311	3,340,311
	Dodge & Cox Stock Fund	Mutual fund	14,419	2,491,683
	The Oakmark Equity and Income Fund	Mutual fund	73,739	1,982,105
	Artisan International Fund	Mutual fund	72,181	1,968,369
	Baron Growth Fund Institutional Shares	Mutual fund	30,302	1,914,188
	Vanguard Total International Stock Index Fund Admiral Shares	Mutual fund	61,392	1,557,526
	Allianz NFJ Small Cap Value Fund Institutional Class	Mutual fund	101,516	1,499,388
*	Fidelity Freedom 2030 Fund	Mutual fund	86,773	1,358,869
*	Fidelity Freedom 2020 Fund	Mutual fund	85,288	1,249,464
	Metropolitan West Total Return Bond Fund	Mutual fund	109,632	1,072,206
	PIMCO High Yield Fund Institutional Class	Mutual fund	125,740	1,041,130
*	Fidelity Freedom 2025 Fund	Mutual fund	79,911	1,017,272
*	Fidelity Freedom 2040 Fund	Mutual fund	109,883	993,341
*	Fidelity Freedom 2050 Fund	Mutual fund	81,930	845,515
*	Fidelity Freedom 2035 Fund	Mutual fund	56,729	736,346
	Liberty Latin America Class C common shares	Common shares	44,319	645,722
*	Liberty Global Class A ordinary shares	Ordinary shares	28,148	600,689
*	Fidelity Freedom Income Fund Class K	Mutual fund	51,083	560,385
*	Fidelity Inflation Protected Bond Fund	Mutual fund	56,300	534,285
	Vanguard Short-Term Bond Index Fund Admiral Shares	Mutual fund	39,955	411,931
*	Fidelity Freedom 2045 Fund	Mutual fund	29,241	299,718
*	Fidelity Freedom 2055 Fund	Mutual fund	22,264	261,380
	DFA Global Real Estate Securities Portfolio	Mutual fund	20,147	201,467
*	Fidelity Freedom 2015 Fund	Mutual fund	7,264	85,857
	Liberty Latin America Class A common shares	Common shares	4,316	62,490
	Vanguard Total International Bond Index Fund Admiral Shares	Mutual fund	1,979	42,925
*	Fidelity Freedom 2060 Fund	Mutual fund	3,515	37,046
*	Fidelity Freedom 2010 Fund	Mutual fund	1,360	19,637
*	Fidelity U.S. Bond Index	Mutual fund	1,580	17,825
*	Fidelity Freedom 2005 Fund	Mutual fund	1,239	14,352
*	Fidelity Cash Reserves Money Market Fund	Money market fund	2,210	2,210
	Total investments			42,241,071
*	Notes receivable from participants	Interest rates of 4.25% through 6.25%, various maturity dates through 2027		203,680
	Total assets held at the end of the year			$42,444,751
_______________

*	Party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FORM 5500, SCHEDULE H, Part IV, Line 4a
EIN 46-1947033, Plan Number 001
Year ended December 31, 2018

Supplemental Schedule II

Participant Contributions Transferred Late to Plan	Total that Constitutes Non-exempt Prohibited Transactions
Check here if late participant loan repayments are included ☐	Contributions Not Corrected (a)	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$—	$376	$—	$—	$—
_______________

(a)	Amount relates to 2018 participant contributions that were corrected in January 2019.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS
AND STOCK OWNERSHIP PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist Vice President, Legal for Liberty Global, Inc. as Plan Sponsor

June 26, 2019

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Shown below is the exhibit, which is filed or furnished as a part of this Report—

23.1 – Consent of Independent Registered Public Accounting Firm – ACM LLP